UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Gridsum Holding Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)**

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP number applies to the Issuer’s American depository shares, or ADSs, each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guofa Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,393,038 (1). See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,393,038 (1). See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% of the Class B ordinary shares (or 4.7% of the total ordinary shares assuming conversion of all outstanding Class A ordinary shares into the same number of Class B ordinary shares). (2)

12	TYPE OF REPORTING PERSON IN

(1)	Representing 1,393,038 Class B ordinary shares directly held by Garden Enterprises Ltd. as of December 31, 2016. Guofa Yu is the sole shareholder of Garden Enterprises Ltd., and thereby may be deemed to beneficially own all of the shares held by Garden Enterprises Ltd. The voting power of shares beneficially owned by Guofa Yu represents 2.0% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer.
(2)	Based on 4,543,461 Class A ordinary shares and 25,191,705 Class B ordinary shares issued and outstanding as of December 31, 2016. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Garden Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,393,038 (1). See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,393,038 (1). See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 (1).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5% of the Class B ordinary shares (or 4.7% of the total ordinary shares assuming conversion of all outstanding Class A ordinary shares into the same number of Class B ordinary shares). (2)

12	TYPE OF REPORTING PERSON CO

(1)	Representing 1,393,038 Class B ordinary shares directly held by Garden Enterprises Ltd. as of December 31, 2016. The voting power of shares beneficially owned by Garden Enterprises Ltd. represents 2.0% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer.
(2)	Based on 4,543,461 Class A ordinary shares and 25,191,705 Class B ordinary shares issued and outstanding as of December 31, 2016. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

Item 1(a)	Name of Issuer:

Gridsum Holding Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Jade Palace Hotel Office Building, 8th Floor, 76 Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China

Item 2(a)	Name of Person Filing:

Guofa Yu

Garden Enterprises Ltd.

This Schedule 13G is being filed jointly by Guofa Yu and Garden Enterprises Ltd. (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b)	Address of Principal Business Office or, If None, Residence

Guofa Yu

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road, Haidian District

Beijing 100086, People’s Republic of China

Garden Enterprises Ltd.

c/o Guofa Yu

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road, Haidian District

Beijing 100086, People’s Republic of China

Item 2(c)	Citizenship:

Guofa Yu: People’s Republic of China

Garden Enterprises Ltd.: British Virgin Islands

Item 2(d)	Title of Class of Securities:

Class B ordinary share, par value US$0.001 per share, of the Issuer.

Item 2(e)	CUSIP Number:

398132100*

*	This CUSIP number applies to the Issuer’s American depository shares, or ADSs, each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this statement is provided as of December 31, 2016. As of December 31, 2016, the Issuer has 4,543,461 Class A ordinary shares and 25,191,705 Class B ordinary shares issued and outstanding. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

					Number of shares as to which such person has
Reporting Person	Amount beneficially owned		Percent of class		Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Guofa Yu	1,393,038	(1)(2)	5.5	%(3)	1,393,038	0	1,393,038	0
Garden Enterprises Ltd.	1,393,038	(1)	5.5	%(3)	1,393,038	0	1,393,038	0

Notes:

(1)	Representing 1,393,038 Class B ordinary shares held by Garden Enterprises Ltd. The voting power of shares beneficially owned by the reporting persons represents 2.0% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer.
(2)	Guofa Yu is the sole shareholder of Garden Enterprises Ltd., and thereby may be deemed to beneficially own all of the shares held by Garden Enterprises Ltd.
(3)	Representing 5.5% of the total Class B ordinary shares (to derive this percentage, (i) the numerator 1,393,038, and (ii) the denominator is 25,191,705, being the number of the Issuer’s outstanding Class B ordinary shares), or 4.7% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class A ordinary shares into the same number of Class B ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

/s/ Guofa Yu
Guofa Yu

Garden Enterprises Ltd.

By:	/s/ Guofa Yu
Name:	Guofa Yu
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement